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                          CIRRUS LOGIC, INC. ANNOUNCES
                          SUCCESSFUL COMPLETION OF ITS
                          STOCK OPTION EXCHANGE PROGRAM

         Austin, Texas--December 23, 2002--Cirrus Logic, Inc. (NASDAQ: CRUS) announced today the successful completion of its employee stock option exchange program. The stock option exchange program expired at 12:00 midnight, Pacific time, on Friday, December 20, 2002.

         Cirrus Logic has accepted for cancellation and exchange options to purchase 3,140,229 shares of common stock of Cirrus Logic. Approximately 41% of eligible options were tendered in the exchange program. Cirrus Logic will issue new options to purchase an aggregate of approximately 2,355,172 shares of common stock of Cirrus Logic in exchange for the options that were accepted for cancellation and exchange in the exchange program. Pursuant to the terms of the exchange program, the new options will be issued on or promptly after June 23, 2003.


Cirrus Logic, Inc.

          Cirrus Logic is a premier supplier of high-performance analog and DSP chip solutions for consumer entertainment electronics that allow people to see, hear, connect, and enjoy digital entertainment. Building on its global market share leadership in audio integrated circuits and its rich mixed-signal patent portfolio, the company targets mainstream audio, video and Internet entertainment applications in the consumer entertainment market. Cirrus operates from headquarters in Austin, Texas and major sites located in Fremont, California and Broomfield, Colorado, as well as offices in Europe, Japan and Asia. More information about Cirrus Logic is available at www.cirrus.com.

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Cirrus Logic is a trademark of Cirrus Logic,  Inc.